FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of
Finance Division

Date: March 15, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Year-end Dividend Information

Year-end Dividend Information

Pursuant to the Company’s Listing Agreement and NYSE Manual Section A.3., we hereby furnish the following information relating to the proposed payment of a cash dividend on the Company’s Common Stock and American Depositary Shares (ADS) representing such:

1.	The date of declaration of the year-end dividend:

In the end of April 2006.

2.	The per share amount of the year-end dividend:

Estimated ¥50.00 (Japanese yen) per share (common stock), and ¥50.00 (Japanese yen) per ADS.

3.	The date of record for determination of holders entitled to receive the year-end dividend: March 31, 2006

The year-end dividend shall become due and payable on expiration of the General Meeting of shareholders of the Company to be held in June 2006 in which the payment will be decided. It is anticipated that holders of the ADS will receive the payments around June 2006.

4.	Payment date:

To be commenced by the end of June 2006 after the shareholders meeting to be held.